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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER

                                                                       000-20828

                                                                    CUSIP NUMBER



(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q
/ /Form N-SAR

                 For Period Ended:       December 31, 1998

                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:..............................

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      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                             Danka Business Systems PLC

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Former Name if Applicable
                             Not Applicable

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Address of Principal Executive Office (Street and Number)

                    11201 Danka Circle North

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City, State and Zip Code

                    St. Petersburg, FL  33716

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

As previously reported on Form 8-K filed October 21, 1998, the registrant has been granted by a consortium of international banks (the "Lenders") party to the registrant's multi currency credit agreement, a waiver of certain financial covenants and the consequences of failure to comply with such covenants for the period beginning on September 30, 1998 and ending on February 28, 1999. Due to the operational and administrative pressures on the





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registrant's staff which has resulted from: (i) the registrant's current financial situation and the negotiation and execution of an extension of the waiver; (ii) the preparation of reports required by the Lenders pursuant to the waiver and required by the Lenders to obtain an extension of the waiver; (iii) the updating of a business plan and other matters required to satisfy the requirements for advances during the period the waiver is in effect; (iv) the other consequences of the registrant's entry into the waiver and the extension of the waiver and of the granting of security interests in the registrant's assets as prescribed therein; (v) ongoing activities necessary to maintain the registrant's relationships with and access to other sources of funding; and (vi) ongoing activities necessary to maintain the registrant's relationships with and access to suppliers and vendors, the registrant has been unable to assemble the required information and has been unable to prepare its Form 10-Q, and the related financial statements, within the prescribed time period.

PART IV -- OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification

            F. Mark Wolfinger           (727) 576-6003
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                (Name)          (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that the Quarterly Report on Form 10-Q for the period ended December 31, 1998 (the "Form 10-Q") will reflect revenue, operating loss, net loss and net loss per American Depositary Share ("ADS") after restructuring and other special charges totaling $236.2 million for the quarter ended






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December 31, 1998 of $723.9 million, $298.9 million, $274.0 million and $4.82, respectively, compared to revenue of $834.2 million, operating earnings of $14.6 million, net loss of $0.4 million and net loss per ADS of $0.01 for the quarter ended December 31, 1997.

         The registrant anticipates that, for the nine month period ended December 31, 1998, the Form 10-Q will reflect revenue, loss from operations, net loss and net loss per ADS of $2.2 billion, $278.3 million, $282.2 million and $4.96, respectively, compared to revenue of $2.5 billion, earnings from operations of $107.2 million, net earnings of $37.8 million and net earnings per ADS of $0.67 for the nine month period ended December 31, 1997.

         The registrant anticipates that the Form 10-Q will reflect that the registrant's performance in the quarter ended December 31, 1998 was impacted by a number of factors, including the following anticipated disclosures: that the decrease in revenue was primarily due to lower equipment sales and reduced retail service, supplies and rentals revenue in both the U.S. and international markets; that the decline in the registrant's gross profit margin was primarily due to special charges resulting from efforts to dispose of slow moving inventory, substantial discounting resulting in part from negative press regarding the registrant's financial situation and competitive factors resulting from an accelerated shift to digital products and direct selling by Japanese manufacturers; and that earnings from operations were primarily impacted by the shortfall in revenue and gross profits, increase amortization of intangibles resulting from goodwill impairments and higher SG&A expenses.

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                           Danka Business Systems PLC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date     February 17, 1999     By:  /s/ F. Mark Wolfinger
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                                            F. Mark Wolfinger,
                                            Chief Financial Officer and
                                            Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed











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or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

       -------------------------ATTENTION-------------------------------

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant(s) is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be sued by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).